UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024.

Commission File Number: 001-39038

EQUINOX GOLD CORP.
(Translation of registrant’s name into English)

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-268499).

EXHIBIT INDEX

Exhibit Number	Description
99.1	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2024 and 2023
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2024
99.3	Consent of Scott Heffernan, M.Sc., P.Geo, dated May 8, 2024
99.4	Consent of Doug Reddy, M.Sc., P.Geo, dated May 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.
(Registrant)

Date: May 8, 2024	By:	/s/ Susan Toews
Name: Susan Toews
Title: General Counsel